NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

December 21, 2015

Enerplus Completes Sale of Non-Operated Interests in North Dakota

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) is pleased to announce completion of the previously announced divestment of a portion of its non-operated interests in North Dakota for cash proceeds of approximately $80 million, after closing adjustments. These interests comprise less than 2% of Enerplus' net acreage in North Dakota. The proceeds from this transaction will be used to reduce the Company's outstanding bank debt. This divestment allows Enerplus to increase its focus on its operated North Dakota acreage.

About Enerplus
Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer significant organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and dividend income.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation